Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the six months ended June 30, 2008

Pretax earnings from continuing operations before adjustment for minority interests or income loss from equity investees	$125,974,497

Add:
Interest on indebtedness (excluding capitalized interest)	107,814,431
Amortization of debt related expenses	2,617,889
Portion of rents representative of the interest factor	3,825,601
240,232,418

Distributed income from equity investees	123,354,662

Pretax earnings from continuing operations, as adjusted	$363,587,080

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$122,225,471
Preferred dividend factor	26,160,391
Amortization of debt related expenses	1,216,450
Portion of rents representative of the interest factor	3,825,601

Combined fixed charges and preferred stock dividends	$153,427,913

Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends	2.4